Exhibit 12.1

Alaska Air Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	2006	2005	2004	2003	2002
Earnings:
Income (loss) before income tax expense (benefit) and accounting change	$(87,800)	$137,200	$(20,600)	$29,000	$(101,800)
Less: Capitalized interest	(24,764)	(8,877)	(1,662)	(2,336)	(2,646)
Add:
Interest on indebtedness	76,056	61,698	49,801	47,508	46,261
Amortization of debt expense	1,944	1,308	1,220	1,103	815
Amortization of capitalized interest	4,872	4,785	4,855	4,990	4,993
Portion of rent under long-term operating leases representative of an interest factor	106,874	108,283	102,514	96,026	91,356

Earnings Available for Fixed Charges	$77,182	$304,397	$136,128	$176,291	$38,979

Fixed Charges:
Interest	76,056	61,698	49,801	47,508	46,261
Amortization of debt expense	1,944	1,308	1,220	1,103	815
Portion of rent under long-term operating leases representative of an interest factor	106,874	108,283	102,514	96,026	91,356

Total Fixed Charges	$184,874	$171,289	$153,535	$144,637	$138,432

Ratio of Earnings to Fixed Charges	0.42	1.78	0.89	1.22	0.28

Coverage deficiency	$107,692	$—	$17,407	—	$99,453